May 3, 2017

VIA EDGAR CORRESPONDENCE

Ms. Alison White

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

202.551.6751

Re:	The China Fund, Inc. (“Registrant”)
(File No. 811-05749)

Dear Ms. White:

This letter is in response to the comments that you provided on April 25, 2017 and May 1, 2017 regarding the preliminary proxy statement for the above-referenced Registrant, which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on April 24, 2017 (the “proxy statement”). The comments of the SEC Staff and the Registrant’s responses are listed below:

1. Comment: Pursuant to Item 3 of Schedule 14A, include the rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon by stockholders.

Response: Stockholders do not have dissenter’s rights of appraisal in connection with the matter to be voted on by stockholders. The Registrant will add this disclosure to the proxy statement.

2. Comment: Confirm why the Registrant has chosen to include the proposed Investment Advisory and Management Agreement and the proposed Direct Investment Management Agreement, each between the Fund and Open Door Investment Management Ltd. (“Open Door”) (the “Proposed Agreements”) as a single proposal rather than as individual proposals.

Response: Open Door is the investment adviser under the proposed Investment Advisory and Management Agreement and the proposed Direct Investment Management Agreement. The Registrant believes that both agreements are required to appropriately manage the Fund and therefore has elected to include the Proposed Agreements as a single proposal.

3. Comment: The Investment Advisory and Management Agreement and Direct Investment Management Agreement, each dated April 7, 2012, between the Fund and RCM Asia Pacific Limited (“RCM AP”) (together, the “RCM Agreements”) were restated to reflect that Allianz Global Investors U.S. LLC (“Allianz”) is the legal entity serving as the Fund’s investment adviser (a “Novation”). RCM AP and Allianz are affiliates. Confirm how the restatement of the RCM Agreements into the Amended and Restated Investment Advisory and Management Agreement and the Amended and Restated Direct Investment Management Agreement, each dated, April 1, 2014, between the Fund and Allianz (the “Current Agreements”) is in compliance with Section 15(a) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: At a Board meeting on March 13, 2014, the Board considered whether the Novation would be considered an “assignment” as defined in Section 2(a)(4) under the 1940 Act or Section 205(a)(2) of the Investment Advisers Act of 1940 (“Advisers Act”). RCM AP and Allianz are each indirect, wholly-owned subsidiaries of Allianz Asset Management AG (“Allianz AM”), which is a direct, wholly-owned subsidiary of Allianz SE. Because RCM AP and Allianz are 100% indirectly owned and controlled by Allianz AM, the Novation did not result in any change in the identity of the entity owning and controlling the investment manager that is party to the RCM Agreements or the Current Agreements before and after the Novation. The Board noted that the Fund’s portfolio management team would not change in connection with the Novation and the Fund’s assets would continue to be managed consistently with the strategies, policies and guidelines as described in the Fund’s prospectus. The Board further noted that pursuant to a Collaboration Agreement between RCM AP and Allianz, the portfolio managers managing the Fund’s portfolio would continue to do so in their capacities as “associated persons” of Allianz. The Board noted that the “associated persons” shall be considered “persons associated” with Allianz, which shall have the meaning of the term “persons associated with an investment adviser” as defined in Section 202(a)(17) of the Advisers Act. After considering this information as well as all other available information, including a legal opinion presented to the Board and representations made by RCM AP and Allianz, the Board was comfortable with the conclusion that this Novation would not result in an assignment of the RCM Agreements based on Rule 2a-6 under the 1940 Act, as it did not result in a change in actual control or management, and therefore the RCM Agreements did not terminate upon the effectiveness of the Novation and the Current Agreements would not constitute new advisory contracts under Section 15 of the 1940 Act. Therefore, stockholder approval of the Current Agreements was not required pursuant to Section 15(a) under the 1940 Act.

4. Comment: Under Proposal I, include disclosure or include a cross-reference for the reasons the Board of the Registrant recommended a change in investment adviser from Allianz to Open Door.

Response: The Registrant will add disclosure to the Approval Process and the Factors Considered by the Board of Directors in Approving the Proposed Agreements regarding the Board’s rational in recommending a change in investment adviser from Allianz to Open Door. The Registrant will add a cross-reference under Proposal I to this relevant disclosure.

5. Comment: The proxy statement states that the Fund has no current intention to make direct investments. Disclose why the Registrant believes it is necessary to seek stockholder approval for the proposed Direct Investment Management Agreement between the Fund and Open Door.

Response: The Registrant will add the following disclosure to the proxy statement:

While it is the Board’s intention not to have Open Door make direct investments at the present time, the Board determined that it is the best interest of the Fund to maintain the flexibility to invest in such investments when appropriate.

6. Comment: Disclose why the Registrant believes it is necessary to have a separate advisory agreement to reflect direct investments.

Response: The Registrant agrees that while it is permissible to have an advisory agreement that allows both direct investments (defined as assets of the Fund that are invested in securities that at the time of such investment are not listed (or approved for listing) on a securities exchange) and investments that are listed on a securities exchange, it is the Registrant’s preference to maintain separate agreements to preserve, among other considerations, different advisory fee compensation structures for direct investments and investments that are listed on a securities exchange, including identification of the assets of the Fund subject to each structure. The Registrant also believes that having separate agreements provides the Registrant with greater flexibility should it desire to select a different investment adviser to manage the direct investments, as it has done in the past. The Registrant will add disclosure to the proxy statement explaining why the Registrant believes it is necessary to have a separate advisory agreement to reflect direct investments.

7. Comment: Confirm the differences between the Current Agreements and the Proposed Agreements.

Response: The Registrant confirms that the Current Agreements and the Proposed Agreements are substantially similar. Two notable exceptions are the parties to the agreements and the Proposed Agreements include a standard of care provision to a negligence standard whereas the Current Agreements include a standard of care provision to a gross negligence standard. The Registrant will add disclosure to the proxy statement explaining these differences.

8. Comment: Clarify the considerations that led to the Board recommending a change in investment advisers from Allianz to Open Door.

Response: The performance of the Fund under Allianz’s investment management was a factor in the Board’s decision to recommend a change in investment adviser. The Registrant will add the following disclosure to the proxy statement:

Among the considerations that led to the Board’s determination to consider an alternative investment manager of the Fund was the investment performance of Allianz in managing the Fund. The Board noted that the Fund had generally underperformed its benchmark index for the one-month, one-year and three-year periods and from the date the current portfolio managers began managing the Fund through January 31, 2017.

9. Comment: Clarify what the Registrant means by “Greater China investment mandates.”

Response: The Registrant will add the following disclosure to the proxy statement:

Greater China means China and Taiwan and for purposes of this definition China means the People’s Republic of China, which includes Hong Kong.

10. Comment: Disclose what the Registrant’s intention is if the Proposed Agreements are not approved by Stockholders.

Response: The Registrant discloses in the proxy statement that if the Proposed Agreements are not approved by stockholders, the Fund will continue under the Current Agreements while the Board of Directors considers other steps.

11. Comment: Disclose whether Open Door has managed a U.S. registered fund before.

Response: The Registrant confirms that Open Door has not managed a U.S. registered fund previously. The Registrant will add the following disclosure to the proxy statement:

Open Door has not managed a U.S. registered fund previously. However, the Board considered Open Door’s compliance program and compliance capabilities as well as the portfolio manager’s previous experience with managing a U.S. registered fund and concluded that Open Door has a compliance program that appeared to be reasonably designed to prevent violations of the Federal securities laws.

12. Comment: Clarify whether the Board considered Allianz’ performance in recommending a change in investment advisers.

Response: The investment performance of Allianz was a factor in the Board’s decision to recommend a change in investment adviser. The Registrant will add the following disclosure to the proxy statement:

Among the considerations that led to the Board’s determination to consider an alternative investment manager of the Fund was the investment performance of Allianz in managing the Fund. The Board noted that the Fund has generally underperformed its benchmark index for the one-month, one-year and three-year periods and from the date the current portfolio managers began managing the Fund through January 31, 2017.

13. Comment: Pursuant to Item 22(c)(11)(i) of Schedule 14A, disclose the Board’s considerations regarding the extent to which economies of scale would be realized as the Fund grows and whether fee levels reflect these economies of scale for the benefit of Fund investors.

Response: The Registrant will revise the disclosure with respect to the proposed Investment Advisory and Management Agreement to indicate that the Board noted that the Agreement includes a breakpoint lowering the fee rate for net assets in excess of $315 million. The Board will consider additional breakpoints if the Fund’s net assets substantially exceed $315 million. Also, the Registrant will add the following disclosure regarding the Direct Investment Management Agreement:

The Board further considered that, while the management fee rate under the Direct Investment Management Agreement does not decline as the Fund’s assets grow, fixed operating costs are spread over a larger asset base, resulting in a lower per share allocation of such costs.

14. Comment: Disclose what provisions under the 1940 Act Mr. Ruffle was alleged to have violated.

Response: Mr. Ruffle is alleged to have violated Section 17(d) and Rule 17d-1 under the 1940 Act. The Registrant will add the following disclosure to the proxy statement:

In the proceeding, the SEC alleged that Mr. Ruffle aided and abetted a willful violation of Section 17(d) and Rule 17d-1 under the 1940 Act.

15. Comment: The Fund’s Chief Compliance Officer (the “CCO”) concluded that Open Door’s compliance program appeared to be reasonably designed to prevent violations of the Federal securities laws, with Open Door appearing to have compliance personnel capable of implementing the program effectively. Given the allegations against Mr. Ruffle for violating the 1940 Act and his settlement with the SEC, which included a fine of $150,000 include additional disclosure about the CCO’s conclusion that Open Door’s compliance program appeared to be reasonably designed to prevent violations of the Federal securities laws, with Open Door appearing to have compliance personnel capable of implementing the program effectively.

Response: Regarding the comment related to Mr. Ruffle’s alleged violations under the 1940 Act, the Registrant confirms that while Mr. Ruffle is Chief Executive Officer and a portfolio manager of Open Door, the portfolio manager of the Fund will be Ke Shifeng and at this time the Fund has no intention of making direct investments.

The Registrant will add the following disclosure to the proxy statement about the basis of the Fund CCO’s determinations:

The CCO noted for the Board that he considered Open Door’s engagement of an outsourced chief compliance officer to supplement its internal compliance staff. He explained that this chief compliance officer and the compliance company he is engaged by provides independent oversight of Open Door’s compliance program. He also noted that Open Door has an experienced, Mandarin speaking compliance manager that manages day-to-day compliance matters and works closely with management at Open Door as well as the chief compliance officer and that personnel of the compliance company regularly meet with the compliance manager. Lastly, the CCO noted that Open Door has engaged independent legal counsel to advise it as necessary on any compliance related matters.

16. Comment: If applicable, provide the disclosure required by Item 22(c)(10) of Schedule 14A if Open Door acts as an investment adviser to any other fund having a similar investment objective to the Fund.

Response: Open Door does not act as an investment adviser to any other fund having a similar investment objective to the Fund.

17. Comment: Pursuant to Item 22(c)(3) of Schedule 14A disclose the address of Open Door’s parent company, Open Door Capital Management, Ltd.

Response: The Registrant will add the following disclosure to the proxy statement:

Open Door Capital Management, Ltd.’s address is c/o Campbell Corporate Services Limited, Floor 4, Willow House, Cricket Square, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.

If you have any further comments or questions, please contact me at (617) 662-1504.

Sincerely,

/s/ Brian F. Link
Brian F. Link, Esq.
Secretary
The China Fund, Inc.

Cc: Leonard Mackey, Esq. – Clifford Chance US LLP